UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Oyster Point Pharma, Inc.

(Name of Subject Company)

Oyster Point Pharma, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69242L106

(CUSIP Number of Class of Securities)

Jeffrey Nau, Ph.D., M.M.S.

Chief Executive Officer

Oyster Point Pharma, Inc.

202 Carnegie Center, Suite 106

Princeton, New Jersey 08540

(510) 450-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Brandon Fenn

Divakar Gupta

Ian Nussbaum

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 1, 2022, relating to the tender offer (the “Offer”) by Iris Purchaser Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), and Viatris, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Oyster Point for (i) $11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus (ii) one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule 14D-9 filed by the Company with the SEC on December 1, 2022. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2022, by and among Viatris, Purchaser and Oyster Point (the “Merger Agreement”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Subsequent Developments

Following the filing of the Schedule 14D-9 on December 1, 2022, and as of December 21, 2022, five Complaints (as defined below), have been filed by purported stockholders of Oyster Point against the Company and its current directors, asserting claims under Sections 14(e) & (d) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14d-9 promulgated thereunder challenging the adequacy of certain public disclosures made by the Company concerning the Merger. In all of these Complaints, plaintiffs seek injunctive relief, rescission, to the extent already implemented, of the Merger Agreement, or award of rescissory damages to the plaintiffs, an order directing defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required to be included in it or necessary to make the statements contained therein not misleading, unspecified monetary damages, unspecified costs, and other relief. Oyster Point and the other named defendants deny that they have violated any laws or breached any duties to Oyster Point’s stockholders and believe that these Complaints are without merit and that no supplemental disclosure is required to the Schedule 14D-9 under any applicable law, rule or regulation. See “Item 8. Additional Information” below for more information.

Although Oyster Point believes the disclosures set forth in the Schedule 14D-9 fully comply with applicable law, in order to moot such plaintiffs’ purported disclosure claims, avoid nuisance and possible expense, and provide additional information to its stockholders, the Company has determined to voluntarily supplement the Schedule 14D-9 with the supplemental disclosures set forth below (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. To the contrary, Oyster Point specifically denies all allegations, as set forth in the Complaints, that any additional disclosure was or is required or material.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation.” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold and underlined language on page 20 to the sixth paragraph of the section titled “Background of the Offer and Merger” as follows:

Oyster Point subsequently entered into a confidentiality and non-disclosure agreement with Party A on January 12, 2022, to facilitate further discussions, which did not include any standstill restrictions.

2.

By removing the strikethrough language and figures, and adding the bold and underlined language and figures to the table titled “Oyster Point Management Projections” and related footnotes on page 36 as follows:

Oyster Point Management Projections

($ in millions)	Fiscal Year Ending December 31,
	2022	2023		2024		2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Net DED Revenue(1)	$24	$88		$173		$227	$283	$321	$342	$357	$370	$380	$389	$397	$403	$410	$143	$50
Net NK Revenue(1)	—	—		—		2	8	17	26	35	46	57	61	63	65	68	24	8
OC-101 and OC-103 U.S. Revenue(1)	—	—		—		—	—	2	5	8	11	14	17	20	23	25	25	25
Net Royalty / Milestone Revenue(2)	$36	—		$15		$25	$6	$25	$24	$26	$39	$34	$34	$35	$35	$35	—	—
Royalty Payments to OrbiMed(3)	(0)	(2)		(4)		(7)	(8)	(9)	—	—	—	—	—	—	—	—	—	—
Total Net Revenue(1)	$60	~~$86~~ $88		~~$184~~ $188		~~$247~~ $254	~~$288~~ $297	~~$356~~ $365	$397	$426	$466	$486	$501	$515	$527	$538	$192	$84
Gross Profit(1)	$54	$74		$163		$228	$266	$330	$368	$395	$433	$450	$464	$476	$487	$495	$105	$51
Total Operating Expenses	(167)	(154)		(150)		(166)	(171)	(176)	(182)	(188)	(193)	(199)	(205)	(211)	(217)	(222)	(84)	(36)
Operating Income(1)	($113)	~~($80~~ ($78	) )	~~$13~~ $17		~~$62~~ $68	~~$95~~ $103	~~$154~~ $162	$186	$207	$239	$251	$260	$265	$270	$273	$21	$15
Unlevered Free Cash Flow(4)	(121)	~~(84~~ (82	) )	~~(2~~ (3	) )	~~$49~~ 39	~~$83~~ 68	~~$83~~ 107	$135 129	~~$166~~ 145	166	178	185	189	193	195	67	27

(1)

Includes revenue from (i) projected net product sales and milestone payments related to TYRVAYA Nasal Spray, (ii) projected net product sales and milestone payments related to OC-01 Neurotrophic Keratopathy indication (“OC-01 NK”) currently in phase 2 trials assuming a 65% probability of successful regulatory approval, and (iii) projected net product sales related to Oyster Point’s proprietary ETFTM gene therapy candidates, OC-101 (AAV-NGF) and OC-103 (AAV-DAO), currently in preclinical development assuming a 5% probability of successful regulatory approval.

(2)

Includes (i) projected net milestone and royalty payments related to ex-U.S. licensing transactions for TYRVAYA Nasal Spray, and (ii) projected net milestone and royalty payments related to ex-U.S. licensing transactions for OC-01 NK.

(3)	Reflects projected royalty payments due under the Company’s credit facility with OrbiMed Royalty & Credit Opportunities III, LP, entered into in August 2021.
(4)

Operating income, less tax expense (if profitable), plus depreciation and amortization, less capital expenditures, less changes in net working capital, also known as Unlevered Free Cash Flow, is a non-GAAP measure.

3.

By adding the bold and underlined language and deleting the struck-through text on page 42 to the fifth paragraph of the section titled “(vi) Opinion of Oyster Point’s Financial Advisor - Selected Public Company Analysis” as follows:

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2023E Revenue Trading Multiples of 1.5x to 3.0x to apply to Oyster Point’s estimated calendar year 2023 revenue as set forth in the Forecasts. In selecting this range of EV/2023E Revenue Trading Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of Oyster Point and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between Oyster Point and such selected companies. Applying this range of EV/2023E Revenue Trading Multiples to Oyster

Point’s estimated calendar year 2023 revenue of $86 million, as set forth in the Forecasts, and subtracting from it Oyster Point’s estimated net debt of $43 million as of September 30, 2022, adjusted for an estimated $17 million in change of control payments and prepayment penalties under Oyster Point’s outstanding term loan payable in connection with the Transactions, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (~~determined~~calculated based on approximately 26.8 million Shares outstanding and, using the treasury stock method ~~and~~, taking into account the dilutive impact of (i) approximately 4.8 million outstanding ~~in-the-money~~stock options~~,~~ with a weighted average exercise price of $13.17, (ii) 1.0 million restricted stock units, and (iii) 1.0 million performance stock units, as directed by Oyster Point’s management) as of November 4, 2022 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of approximately $2.95 to $7.25, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $11.55 per Share to be paid to the holders of Shares (other than Dissenting Shares and Excluded Shares) pursuant to the Merger Agreement.

4.

By adding the bold and underlined language and figures on page 43 to the table included in the section titled “(vi) Opinion of Oyster Point’s Financial Advisor – Selected Precedent Transactions Analysis” as follows:

Date Announced	Target	Acquiror	EV / NTM Forward Revenue Multiple	1-Day Premium (%)
Aug-22	Aerie Pharmaceuticals Corp.	Alcon Inc.	5.5x	37
Apr-22	Antares Pharma, Inc.	Halozyme Therapeutics, Inc.	3.8x	50
Feb-22	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.	3.9x	54
Oct-21	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	3.5x	47
Oct-21	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.	3.6x	76
Aug-20	Pfenex Inc.	Ligand Pharmaceuticals Incorporated	7.6x	44
Sept-19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB	18.4x	36
Sept-16	Raptor Pharmaceuticals Corp.	Horizon Pharma plc	4.5x	21
Mar-15	Hyperion Therapeutics, Inc.	Horizon Pharma plc	7.2x	8
Median			4.5x	44

5.

By adding the bold and underlined language on page 43 to the sixth paragraph of the section titled “(vi) Opinion of Oyster Point’s Financial Advisor – Selected Precedent Transactions Analysis” as follows:

Although none of the selected transactions is directly comparable to the Transaction, these transactions were selected, among other reasons, because they have certain business, operational and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of Oyster Point and the companies included in the selected precedent transactions analysis. This analysis involved complex considerations and qualitative judgments concerning differences in business, operational and/or financial characteristics and other factors that could affect the public trading, acquisition or other values of the target companies in the selected transactions and Oyster Point. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between Oyster Point and such target companies.

6.

By adding the bold and underlined language and deleting the struck-through text on page 44 to the third paragraph of the section titled “(vi) Opinion of Oyster Point’s Financial Advisor – Selected Precedent Transactions Analysis” as follows:

Applying this reference range of EV / NTM Forward Revenue Multiples to Oyster Point’s estimated NTM net revenue of $78 million, as set forth in the Forecasts, and subtracting from it Oyster Point’s estimated net debt of $43 million as of September 30, 2022, adjusted for change of control payments and prepayment penalties under Oyster Point’s outstanding term loan payable in connection with the Transactions, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (~~determined~~calculated based on approximately 26.8 million Shares outstanding and, using the treasury stock method ~~and~~, taking into account the dilutive impact of (i) approximately 4.8 million outstanding ~~in-the-money~~stock options, with a weighted average exercise price of $13.17, (ii) 1.0 million restricted stock units, and (iii) 1.0 million performance stock units, as directed by Oyster Point’s management) as of November 4, 2022 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of approximately $9.00 to $17.75, rounded to the nearest $0.05.

7.	By adding the bold and underlined language on page 44 to the second paragraph of the section titled “(vi) Opinion of Oyster Point’s Financial Advisor - Discounted Cash Flow Analysis” as follows:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of September 30, 2022 using discount rates ranging from 14.5% to 17.5% (based on Centerview’s analysis of Oyster Point’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Oyster Point over the period beginning on October 1, 2022 and ending on December 31, 2037, as set forth in the Forecasts, (ii) an implied terminal value of Oyster Point, calculated by Centerview by assuming that (as directed by Company management) Oyster Point’s unlevered free cash flows would decline in perpetuity after December 31, 2037 at a rate of free cash flow decline of 50% year over year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its professional judgment and experience), (iii) tax savings from usage of Oyster Point’s federal net operating losses of $203 million as of December 31, 2021 as well as the benefit from estimated 2022 and 2023 federal net operating losses, as set forth in the Forecasts, which resulted in a net present value of approximately $55 million to $60 million, and (b) subtracting from the foregoing results (i) Oyster Point’s estimated net debt of $43 million as of September 30, 2022, adjusted for an estimated $17 million in change of control payments and prepayment penalties under Oyster Point’s outstanding term loan payable in connection with the Transactions, as set forth in the Internal Data, and (ii) the impact of assumed equity raises of $50 million and $60 million in 2022 and 2023, respectively, as set forth in the Forecasts. Centerview divided the result of the foregoing calculations by Oyster Point’s fully diluted outstanding Shares (calculated ~~on a~~based on approximately 26.8 million Shares outstanding and, using the treasury stock method ~~basis (~~, taking into account the dilutive impact of (i) approximately 4.8 million outstanding ~~in-the-money~~stock options~~,~~ with a weighted average exercise price of $13.17, (ii) 1.0 million restricted stock units, and (iii) 1.0 million performance stock units, as directed by Oyster Point’s management) as of November 4, 2022 and as set forth in the Internal Data, taking into account the expected dilution associated with the assumed equity raises in 2022 and 2023, as set forth in the Forecasts, resulting in a range of implied equity values per Share of $9.85 to $12.20, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $11.55 per Share to be paid to the holders of Shares (other than Dissenting Shares and Excluded Shares) pursuant to the Merger Agreement.

8.	By adding the bold and underlined language on page 45 to the second bullet point of the first paragraph of the section titled “Opinion of Oyster Point’s Financial Advisor - Other Factors” as follows:

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Oyster Point ranging from $15.00 to $65.00 per Share, with the median of such price targets being $22.00 per Share.

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By amending and restating the paragraph under the section titled “Legal Proceedings” on page 52 by deleting the entire sentence and replacing it with the following paragraphs to read as follows:

Legal Proceedings

As of December 21, 2022, five stockholder actions have been filed in federal court by purported stockholders of Oyster Point related to the Offer and the Merger. The first complaint was filed on December 1, 2022, and is captioned O’Dell v. Oyster Point Pharma, Inc. et al., No. 1:22-cv-10202 (S.D.N.Y.) (the “O’Dell Complaint”). The second complaint was filed on December 5, 2022, and is captioned Crowder v. Oyster Point Pharma, Inc. et al., No. 3:22-cv-07025-PGS-TJB (D. N.J.) (the “Crowder Complaint”). The third complaint was filed on December 6, 2022, and is captioned Coffman v. Oyster Point Pharma, Inc. et al., No. 1:22-cv-10305 (S.D.N.Y.) (the “Coffman Complaint”). The fourth complaint was filed on December 8, 2022, and is captioned Kent v. Oyster Point Pharma, Inc. et al., No. 1:22-cv-01579-GBW (D. Del.) (the “Kent Complaint”). The fifth complaint was filed on December 9, 2022, and is captioned Bushansky v. Oyster Point Pharma, Inc. et al., No. 3:22-cv-7212 (D. N.J.) (the “Bushansky Complaint”). The aforementioned five complaints are collectively referred to as the “Complaints.” The Complaints name as defendants Oyster Point and each member of the Oyster Point Board. The Complaints assert violations of Sections 14(e) & (d) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. Plaintiffs allege that Oyster Point’s Schedule 14D-9, filed on December 1, 2022, omitted or misrepresented material information regarding the Offer. The Complaints seek, among other things (i) injunctive relief preventing the consummation of the Transactions, unless and until certain information, as requested in the Complaints, is disclosed, (ii) rescission, to the extent already implemented, of the Merger Agreement, or award of rescissory damages to the plaintiffs, (iii) other damages purportedly suffered as a result of the alleged material omissions or misstatements, (iv) an order directing defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required to be included in it or necessary to make the statements contained therein not misleading, (v) an award of plaintiff’s costs and disbursements of the action, including reasonable attorneys’ and expert fees and expenses, and (vi) other and further equitable relief as the court may deem just and proper.

In addition to the Complaints, as of December 21, 2022, Oyster Point has received six demand letters, including one that attaches a draft complaint, and one standalone draft complaint (the “Demand Letters”), which generally seek that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

The defendants believe the allegations and claims asserted in the Complaints and the Demand Letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. We cannot predict the outcome of, or estimate the possible loss or range of loss from, these matters. It is possible that additional or similar complaints or demand letters may be filed against, or received by, Oyster Point, the Oyster Point Board, Viatris and/or Purchaser or that the Complaints or the Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Oyster Point, Viatris, and/or Purchaser will not necessarily announce such additional complaints or demand letters.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OYSTER POINT PHARMA, INC.

By:	/s/ Jeffrey Nau
Jeffrey Nau
President, Chief Executive Officer and Director

Dated: December 23, 2022